Exhibit 99.261

Nextech’s InfernoAR Signs Annual License Contract

With National Association of Medicaid Directors (NAMD)

●	Nextech AR’s Virtual Experience Platform (VXP) Gaining Momentum with large Scale Global Enterprise and Institutional Customer Wins

●	The global virtual events market is expected to reach more than $400B by 2027, growing at a 23% CAGR

●	Security is a core feature of the company which employs edge computing to greatly enhance security and performance of its platform.

Vancouver B.C., Canada – January 26, 2021 – Nextech AR Solutions (Nextech) (OTCQB: NEXCF) (NEO: NTAR.NE) (CSE:NTAR) (FSE: N29), a leading provider of augmented reality (AR) and virtual experience technologies (VXT) and services for 3D ads, eCommerce, education and conferences today announced that in partnership with ARB Meetings and Events it has signed a six figure annual contract to supply its InfernoAR video conferencing and virtual events platform to the National Association of Medicaid Directors (NAMD).

Anne Balart Michaels, President-Owner of ARB Meetings and Events, LLC comments, “I believe that the virtual conferences created through this partnership will revolutionize the way people meet. I have been managing in-person meetings for almost 20 years and the impact COVID-19 has had on our industry and on my business is staggering. However, what it has done has given us a unique opportunity to explore new horizons and push the limits on how to create the elements that make in-person meetings so special in a virtual world. I truly believe that through this partnership, we will lead the way!”

Nextech AR CEO, Evan Gappelberg, comments, “We are excited to continue to be working with Anne and her team at ARB and we look forward to continuing with the support of her current and future clients. We are gratified to have been chosen by such esteemed organizations as the National Association of Medicaid Directors (NAMD), and we look forward to working with them through the 2021 year.”

He continues, “This latest client win is an example of another esteemed institution, choosing Nextech’s virtual events and video platform (VXP) for its enhanced security, amplified video and immersive augmented reality experiences over the competition. We bring to market not just a virtual experience and video conferencing platform, but the most immersive and highly secure platform on the market with the added feature of AR. We feel strongly that we have a competitive edge and see the accelerating adoption of InfernoAR by enterprise global brands in 2021 and beyond. As COVID-19 continues to disrupt large social gatherings, we are currently experiencing a surge in demand for our services across our multiple business segments including AR eCommerce, our 3D ad network, EdTech, our ARitize app, and InfernoAR-video conferencing and virtual events platform. As we look into the future our recent acquisition of Map Dynamics a ten year old in person event platform which has transacted over $200million for live events, we believe that we are perfectly positioned as a market leader for the future, which is going to be a world where hybrid experiences dominate.”

Nextech’s platforms have serviced many Fortune 500 businesses such as Amazon Viacom, Johnson and Johnson, Bell Canada, UNESCO, Dell Technologies, Luxottica, Vulcan Inc , Boehringer Ingelheim, TEDx, Grundfos, Arch Insurance. Security is a core feature of the company which reported a breakthrough in security with the help of Fastly, an edge computing company. Bringing token authentication to the edge greatly enhances security and performance, which is essential for winning more contracts from Fortune 500 companies.

About NAMD:

NAMD represents members who oversee Medicaid in each of the 50 states, District of Columbia, and U.S. territories. Medicaid directors are the senior leaders in states driving major innovations in health care while overseeing Medicaid, one of the nation’s most vital – and complex – health care safety net programs, which covers more than 72 million Americans. Medicaid directors work tirelessly to provide the best possible health care to vulnerable Americans while being responsible stewards of taxpayer dollars.

Recent Company Highlights:

●	January 25, 2021: The Company announced that Strategic Site Selection (SSS), a 15 year old site selection leader in the meeting and events industry, has selected Nextech AR as a preferred channel partner, making Nextech’s industry leading virtual experience platform and services available to SSS clients.

●	January 20, 2021: The Company announced that Microsoft’s Azure Cloud Services platform will be a standard offering across its virtual experience platforms and consumer apps enabling hyper-scalable, secure, and immersive events and applications for users.

●	January 15, 2021: Company has signed a renewal agreement with Poly with an initial value of $470,000 for a six-month term and the potential for additional revenue after the six months.

●	Record Q4 2020 Total Bookings of $7.3 million +275% growth over the same period last year

●	CEO Evan Gappelberg purchased 250,000 shares. This purchase brings his 2020 purchased shares to 1,279,885 common shares of Nextech.

●	Announced the launch of its ground-breaking “Genie in a Bottle” human hologram AR marketing platform and new eCommerce store for its TruLyfe brand of human supplements.

●	Company graduated from the CSE and received approval to list its common shares with the NEO Exchange (“NEO”) senior exchange.

●	Announced that it is expanding its services into the Asia-Pacific market after establishing a presence in Singapore. To support this expansion, Nextech has hired Yau Boon Lim, a technology industry veteran with over 25 years’ experience in strategy, planning, marketing, operations, and business management for various industries in the Asia Pacific market. Lim has held leadership positions within global enterprise technology companies, driving marketing and strategies for blue chip global tech companies, including IBM where he led marketing management, Motorola where he was Head of Strategy and Planning, and SAP where he was Vice President of Marketing for the Asia Pacific market. Lim is based out of Singapore.

●	Coex chooses Nextech as its hybrid virtual event platform partner. Coex is a global leader in Meetings, Incentives, Conferences & Events (MICE); it hosts over 200 exhibitions and 3,000 meetings & events in-house each year in Korea at the Coex convention and exhibition center. Coex also organizes numerous exhibitions throughout Korea and abroad, with international reach in Vietnam, Indonesia, and China.

●	Achieved a record-breaking 315% increase in Black Friday sales year-over-year across its AR eCommerce platform. With 2020 being a year dominated by coronavirus, shoppers have shown that they will embrace the convenience and safety of online shopping more than ever.

●	The Canadian Society of Nephrology (CSN) has chosen Nextech AR’s Virtual Experience Platform (VXP) to host its 2021 Annual General Meeting, taking place May 10-13.

●	Launched a new collaborative streaming solution with AI and AR enhancements, that integrates with its existing Virtual Experience Platform (VXP) and its ARitize SaaS offerings.

●	Appointed Dr. David Cramb to its Board of Directors bringing its board to five members. Having this fifth board member allows the company to meet one of the NASDAQ requirements to qualify for its uplisting, which is in progress.

●	Selected by TEDx Malmö for its first ever virtual event, held on December 12, 2020 in Sweden.

●	A virtual concert featuring Grammy-nominated artist and member of Migos, Offset, in collaboration with the AXR+EXP concert series. The event was hosted via Nextech’s newly acquired AiRShow app.

●	The United Nations Educational, Scientific and Cultural Organization (UNESCO) chose Nextech’s Virtual Experience Platform (VXP) for its “High-Level Futures Literacy Summit.”

●	Restaurants Canada chose Nextech’s Virtual Experience Platform (VXP) platform to transform the 2021 RC Show, taking place February 28-March 3, 2021, into a completely virtual experience. This is Canada’s largest foodservice and hospitality event, the RC Show showcases cutting-edge products, pioneering people, and transformative ideas.

As part of the Company’s stock option plan, it has issued 5,000 3-year stock options exercisable at C$5.00/share.

About Nextech AR

Nextech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

Virtual Experience Platform (VXP): An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With Nextech’s VXP platform having augmented reality, AI, end-to-end encryption, and built-in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. Nextech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its ARitize white label app, its ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

On behalf of the Board of Nextech AR Solutions Corp.

“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@Nextechar.com

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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